Exhibit 12

EQUITY RESIDENTIAL
Computation of Ratio of Earnings to Combined Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Income from continuing operations, net of minority interests	$88,969	$118,714	$149,491	$92,145	$102,086	$109,146	$163,946

Interest expense incurred, net	319,236	266,063	363,756	309,150	294,490	289,851	293,975
Amortization of deferred financing costs	6,419	4,832	6,514	5,825	5,280	5,292	4,597
Allocation to Minority Interests:
Operating Partnership, net	3,891	5,509	6,953	2,876	455	2,704	6,356
Preference Interests and Junior Preference Units	1,779	6,442	7,606	19,490	20,536	20,536	18,615
Premium on redemption of Preference Interests	684	4,134	4,134	1,117	—	—	—

Earnings before combined fixed charges and preferred distributions	420,978	405,694	538,454	430,603	422,847	427,529	487,489

Preferred Share distributions	(29,682)	(39,004)	(49,642)	(53,746)	(76,435)	(76,615)	(87,504)
Premium on redemption of Preferred Shares	(3,941)	(4,316)	(4,359)	—	(20,237)	—	(5,324)
Preference Interest and Junior Preference Unit distributions	(1,779)	(6,442)	(7,606)	(19,490)	(20,536)	(20,536)	(18,615)
Premium on redemption of Preference Interests	(684)	(4,134)	(4,134)	(1,117)	—	—	—

Earnings before combined fixed charges	$384,892	$351,798	$472,713	$356,250	$305,639	$330,378	$376,046

Interest expense incurred, net	$319,236	$266,063	$363,756	$309,150	$294,490	$289,851	$293,975
Amortization of deferred financing costs	6,419	4,832	6,514	5,825	5,280	5,292	4,597
Interest capitalized for real estate and unconsolidated entities under development	13,176	9,105	13,701	13,969	20,647	27,167	28,174

Total combined fixed charges	338,831	280,000	383,971	328,944	320,417	322,310	326,746

Preferred Share distributions	29,682	39,004	49,642	53,746	76,435	76,615	87,504
Premium on redemption of Preferred Shares	3,941	4,316	4,359	—	20,237	—	5,324
Preference Interest and Junior Preference Unit distributions	1,779	6,442	7,606	19,490	20,536	20,536	18,615
Premium on redemption of Preference Interests	684	4,134	4,134	1,117	—	—	—

Total combined fixed charges and preferred distributions	$374,917	$333,896	$449,712	$403,297	$437,625	$419,461	$438,189

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.14	1.26	1.23	1.08	—	1.03	1.15

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.12	1.22	1.20	1.07	—	1.02	1.11

(1)        For 2003, the coverage deficiencies on both ratios approximated $14.8 million. All ratios have been reduced due to the disposition of properties and the reclassification of the Lexford Housing Division to held for sale, both of which resulted in the inclusion of those properties in discontinued operations for all periods presented. For 2003, the ratios have been further reduced due to the one-time $20.2 million premium on the redemption of the Series G Preferred Shares.